

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2012
DIVISION OF TRADING & MARKETS

SEC[...]SION
12062313

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 50040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bennett Ross, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East 15th Street, Suite 405
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth N. Wiseman, II 817-900-8454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Decosimo and Company, PLLC
(Name – *if individual, state last, first, middle name*)

Suite 1100 - Two Union Square, Chattanooga, Tennessee 37402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/25

7/26/12

OATH OR AFFIRMATION

I, Kenneth N. Wiseman, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bennett Ross, Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kathleen B. Hughes, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Aug. 6, 2014
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BENNETT ROSS, INC.

CONTENTS

SUPPLEMENTARY INFORMATION


DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
Suite 1100 - Two Union Square
Chattanooga, TN 37402
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Bennett Ross, Inc.
Fort Worth, Texas

We have audited the accompanying statements of financial condition of Bennett Ross, Inc. (the Company) as of March 31, 2012 and 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Bennett Ross, Inc. as of March 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the statements of financial condition taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic statements of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statements of financial condition. The information has been subjected to the auditing procedures applied in the audits of the statements of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statements of financial condition or to the statements of financial condition themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statements of financial condition as a whole.

Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee
May 24, 2012

BENNETT ROSS, INC.

STATEMENTS OF FINANCIAL CONDITION

March 31, 2012 and 2011

	2012	2011
ASSETS		
Cash	$ 41,479	$ 22,885
Investment securities, at fair value	-	500
Commissions and other receivables	380	9,759
Prepayments	5,011	4,967
Computer equipment, net of accumulated depreciation of $2,207 for 2012 and $813 for 2011	1,975	3,369
Deposits	1,256	1,256
TOTAL ASSETS	$ 50,101	$ 42,736
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$ 2,659	$ 7,715
Accounts payable and accrued expenses	11,413	1,258
Payable to related party	-	2,311
Deferred rent	1,452	2,420
Total liabilities	15,524	13,704
STOCKHOLDER'S EQUITY		
Common stock - $1 par value, 1,000 shares authorized; 10 shares issued	10	10
Additional paid-in capital	219,595	111,522
Accumulated deficit	(185,028)	(82,500)
Total stockholder's equity	34,577	29,032
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 50,101	$ 42,736

The accompanying notes are an integral part of the statements of financial condition.

BENNETT ROSS, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Bennett Ross, Inc., a Texas corporation, operates as a direct-participation broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is licensed to operate in eight states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

CASH - The Company maintains at a single financial institution a cash account which may exceed federally insured amounts at times and may at times significantly exceed statement of financial condition amounts due to outstanding checks.

INVESTMENT SECURITIES - The Company's investment securities are purchased and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are carried at fair value on the statements of financial condition. Gains or losses on dispositions are recognized currently based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally accepted accounting principles establish a fair value hierarchy which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The Company's investment securities are valued using Level 1 inputs.

COMMISSIONS RECEIVABLE - Commissions receivable represent commissions due on the purchase and sale of mutual fund investments and real estate investment trusts from members of the Securities Investors Protection Corporation. The Company performs periodic evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within 30 days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

COMMISSIONS PAYABLE - Commissions payable represent compensation payable to representatives for placement of mutual funds and other securities approved by the Company.

COMPUTER EQUIPMENT - Computer equipment is stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between the book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. As of March 31, 2012 and 2011, management determined that a valuation allowance was necessary for the full amount of deferred tax assets.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of March 31, 2012 and 2011, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2009.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through May 24, 2012, the date the statements of financial condition were available to be issued, as disclosed in Note 6.

NOTE 2 - INVESTMENT SECURITIES

As of March 31, 2012, the Company does not hold investment securities. As of March 31, 2011, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ -	$ 500	$ -	$ 500

NOTE 3 - LEASE COMMITMENTS

The Company leases its office space under a noncancelable operating lease which expires October 31, 2013. The lease agreement provides for an initial rent holiday and escalating rental payments over the lease term. The Company accounts for this lease agreement by recognizing rent expense on the straight-line basis over the lease term. Deferred rent results from the cumulative difference between straight-line rent expense and amounts paid. Deferred rent totaled $1,452 and $2,420 as of March 31, 2012 and 2011, respectively.

NOTE 4 - INCOME TAXES

The components of deferred income tax assets and liabilities are as follows:

	2012	2011
Deferred tax assets		
Net operating loss carryforward	**$ 30,300**	$ 15,400
Deferred tax liabilities		
Accrued expenses	**(2,000)**	(600)
	28,300	14,800
Valuation allowance	**(28,300)**	(14,800)
Net deferred tax	**$ -**	$ -

The tax provision differs from amounts that would be calculated by applying federal statutory rates to income before income taxes due to nondeductible expenses.

As of March 31, 2012 and 2011, the Company had $202,000 and $103,000 of loss carryforwards which, if not utilized, will begin to expire in 2025.

NOTE 5 - RELATED PARTY TRANSACTIONS

Extensor Capital N.A., LLC (Extensor), the sole stockholder, paid expenses on behalf of the Company during the year ended March 31, 2012, which were recognized as a contribution to additional paid-in capital in lieu of repayment.

Extensor paid $2,311 in expenses on behalf of the Company during the year ended March 31, 2011. As of March 31, 2011, this amount represents a payable to a related party and is included in the statements of financial condition.

NOTE 6 - SALE OF COMPANY

On May 17, 2012, Extensor entered into a binding agreement to sell 100% of the Company's stock to an unrelated third party, subject to regulatory approval. This sale would have to be approved by FINRA, and would close upon the effective date of FINRA approval. In connection with this agreement, Extensor has agreed to maintain within the Company minimum net capital as required by FINRA through the closing date.

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's minimum net capital requirement totaled $5,000 as of March 31, 2012, and its defined net capital and net capital ratio totaled $25,994 and 0.60 to 1 as of March 31, 2012, and $15,707 and 0.87 to 1 as of March 31, 2011.

SUPPLEMENTARY INFORMATION

BENNETT ROSS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

March 31, 2012 and 2011

	2012	2011
Net capital		
Total stockholder's equity	$ 34,577	$ 29,032
Less non-allowable assets -		
Commissions and other receivables	-	3,233
Prepayments and other assets	6,608	6,223
Computer equipment, net	1,975	3,369
Haircuts on securities -		
Investment securities	-	500
	8,583	13,325
Net capital	$ 25,994	$ 15,707
Aggregate indebtedness		
Commissions payable	$ 2,659	$ 7,715
Accounts payable and accrued expenses	11,413	1,258
Payable to related party	-	2,311
Deferred rent	1,452	2,420
	$ 15,524	$ 13,704
Percentage of aggregate indebtedness to net capital	60 %	87 %
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregated indebtedness)	$ 5,000	$ 5,000
Excess net capital	$ 20,994	$ 10,707
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 19,994	$ 9,707

Reconciliation with Company's Computation of Net Capital with Audited Computation March 31, 2012

Net capital, per Part IIA of Form X-17-a-5(a) filed as of March 31, 2012	$ 25,994
Net capital, per above calculation	$ 25,994